UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Amendment No. 1)
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus REIT II, Inc.
 (Name of Subject Company)
Lightstone Value Plus REIT II, Inc.
(Name of Person Filing Statement)

Common stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Joseph E. Teichman
Executive Vice President and General Counsel
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1,
Lakewood, New Jersey 08701
(732) 367-0129
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of Lightstone Value Plus REIT II, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2023 (the “Schedule 14D-9”) relating to the tender offer by West 4 Capital LP (the “Offeror”) to purchase up to 860,000 shares of common stock, par value $0.01 per share (the “Shares”) of the Company at a purchase price equal to $5.51 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 6, 2023 attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the SEC on November 7, 2023.

All information in the Schedule 14D-9 filed November 22, 2023 is incorporated into this Amendment No. 1 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 filed November 22, 2023 remains unchanged.

This Amendment No. 1 is being filed to update Item 9 of the Schedule 14D-9 filed November 22, 2023as indicated below.
ITEM 9.	EXHIBITS.
Item 9 of the Schedule 14D-9 is hereby amended to file Exhibits (a)(1) and (a)(2) as listed on the Exhibit Index appearing after the signature page hereto that is hereby incorporated by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

By:	/s/ Seth Molod
	Name:	Seth Molod
	Title:	Executive Vice President and Chief Financial Officer

Dated: November 28, 2023

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated November 28, 2023*
(a)(2)	Text of Email to Financial Advisors*
(g)	Not applicable.

*	Filed herewith.